UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

MOLSON COORS BEVERAGE COMPANY

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

Class B Common Stock, $0.01 par value per share

(Title of Class of Securities)

60871R 10 0

60871R 20 9

(CUSIP Number)

Adolph Coors Company LLC

2120 Carey Avenue, Suite 412

Cheyenne, Wyoming 82001
Attention: Melissa Osborn, Executive Director

(307) 635-0710

with a copy to:

Natalie K. Winegar, Esq.

Long Reimer Winegar LLP

2120 Carey Avenue, Suite 412

Cheyenne, Wyoming 82001

(307) 635-0710

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1		Names of Reporting Persons Adolph Coors Company LLC

2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐

3		SEC Use Only

4		Source of Funds (See Instructions)

5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6		Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 21,522,798 shares of Class B Common Stock

	8	Shared Voting Power 5,044,534 shares of Class A Common Stock

	9	Sole Dispositive Power 2,520,000 shares of Class A Common Stock 21,522,798 shares of Class B Common Stock

	10	Shared Dispositive Power -0-

11		Aggregate Amount Beneficially Owned by Each Reporting Person 5,044,534 shares of Class A Common Stock 24,042,798 shares of Class B Common Stock

12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13		Percent of Class Represented by Amount in Row (11) 95.4% of the outstanding shares of Class A Common Stock 11.4% of the outstanding shares of Class B Common Stock

14		Type of Reporting Person OO

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1		Names of Reporting Persons Adolph Coors Jr. Trust dated September 12, 1969

2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐

3		SEC Use Only

4		Source of Funds (See Instructions)

5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6		Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,830,000 shares of Class B Common Stock

	8	Shared Voting Power 5,044,534 shares of Class A Common Stock

	9	Sole Dispositive Power 2,520,000 shares of Class A Common Stock 5,830,000 shares of Class B Common Stock

	10	Shared Dispositive Power -0-

11		Aggregate Amount Beneficially Owned by Each Reporting Person 5,044,534 shares of Class A Common Stock 8,350,000 shares of Class B Common Stock

12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13		Percent of Class Represented by Amount in Row (11) 95.4% of the outstanding shares of Class A Common Stock 4.0% of the outstanding shares of Class B Common Stock

14		Type of Reporting Person OO

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Explanatory Note

This Amendment No. 7 amends and restates in its entirety the Schedule 13D originally filed on February 22, 2005, by the Adolph Coors, Jr. Trust dated September 12, 1969 (the “Adolph Coors Jr. Trust”) (as amended and supplemented to date, the “Schedule 13D”).

Item 1.                                                         Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), and the Class B Common Stock, $0.01 par value per share (“Class B Common Stock” and with the Class A Common Stock, the “Common Stock”), of Molson Coors Beverage Company, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1801 California Street, Suite 4600, Denver, Colorado 80202 and 1555 Notre Dame Street East, Montréal, Québec, Canada H2L 2R5.

Item 2.                                                         Identity and Background.

This Schedule 13D is being filed by (i) Adolph Coors Company LLC, a Wyoming limited liability company (the “LLC”), as trustee of (a) the Adolph Coors Jr. Trust, (b) the Augusta Coors Collbran Trust dated July 5, 1946 (as further amended) (the “Augusta Coors Collbran Trust”), (c) the Bertha Coors Munroe Trust B dated July 5, 1946 (as further amended) (the “Bertha Coors Munroe Trust B”), (d) the Herman F. Coors Trust dated July 5, 1946 (as further amended) (the “Herman F. Coors Trust”), (e) the Louise Coors Porter Trust dated July 5, 1946 (as further amended) (the “Louise Coors Porter Trust”), (f) the Grover C. Coors Trust dated August 7, 1952 (the “Grover C. Coors Trust”) and (g) the May Kistler Coors Trust dated September 24, 1965 (the “May Kistler Coors Trust” and collectively with the Adolph Coors Jr. Trust, the Augusta Coors Collbran Trust, the Bertha Coors Munroe Trust B, the Herman F. Coors Trust, the Louise Coors Porter Trust and the Grover C. Coors Trust, the “Coors Family Trusts”) and (ii) the Adolph Coors Jr. Trust (collectively with the LLC, the “Reporting Persons”).

As of June 30, 2006, the LLC became the sole trustee of the Coors Family Trusts, including the Adolph Coors Jr. Trust, a trust administered under the laws of the State of Wyoming. The LLC was formed for the purpose of acting as the trustee of the Coors Family Trusts. The Coors Family Trusts were formed to hold assets and investments for their beneficiaries. Each of the Coors Family Trusts is a member of the LLC and the only members of the LLC are the Coors Family Trusts. The address of the LLC and the Adolph Coors Jr. Trust is 2120 Carey Avenue, Suite 412, Cheyenne, Wyoming 82001.

Each of the Coors Family Trusts is administered and managed by the LLC, in its capacity as trustee. The name, address, present principal occupation or employment and citizenship of each of the members of the board of directors of the LLC (the “ACC Directors”) are listed on Schedule A hereto.

During the last five years, none of the Reporting Persons or ACC Directors (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                                         Source and Amount of Funds or Other Consideration.

The initial individual trustees of the Adolph Coors Jr. Trust acquired 2,520,000 shares of Class A Common Stock (as adjusted for the two-for-one stock split effected by the Company in October 2007) on or around 1970 as a result of a transfer from Adolph Coors, Jr.

Prior to the Merger (as defined below), none of the shares of Class A Common Stock were registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result the Class A Common Stock was not subject to the reporting requirements under Section 13(d) of the Exchange Act. On or about

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February 9, 2005, the Class A Common Stock was registered pursuant to Section 12 of the Exchange Act and became listed for trading on the New York Stock Exchange.

Except for the Augusta Share Purchases (defined and discussed below), each of the Coors Family Trusts acquired, directly or indirectly, its shares of Class B Common Stock at various times prior to February 9, 2005. On or about June 30, 2006, the LLC became the sole trustee of the Coors Family Trusts and, accordingly, beneficially owned the shares of Class B Common Stock held by the Coors Family Trusts. Also, on or about June 30, 2006, each of the Coors Family Trusts contributed 25,000 shares of Class B Common Stock (currently 50,000 shares of Class B Common Stock as adjusted for the two-for-one stock split effected by the Company in October 2007) as capital to the LLC and each of the Coors Family Trusts received 25,000 common units (the “LLC Units”) of the LLC. The LLC is trustee for all of the holdings of the Coors Family Trusts, including the LLC Units.

Prior to the Merger, none of the shares of Class B Common Stock possessed voting rights (other than pursuant to applicable law). As a result of the Company’s Restated Certificate of Incorporation adopted as part of the Merger, the shares of Class B Common Stock have the right to elect three (3) directors to the Board of Directors of the Company.

Other funds of the Augusta Coors Collbran Trust were used to purchase shares of Class B Common Stock for the Augusta Coors Collbran Trust (the “Augusta Share Purchases”) pursuant to a Rule 10b5-1 trading plan adopted on or about September 5, 2012.

Item 4.                                                         Purpose of Transaction.

Merger

Pursuant to the Combination Agreement dated as of July 21, 2004, Adolph Coors Company, a Delaware corporation (“Coors”), Coors Canada Inc., a Canadian corporation and an indirect subsidiary of the Coors and now known as Molson Coors Canada, Inc. (“Exchangeco”), and Molson Inc., a Canadian corporation (“Molson”), entered into a merger-of-equals transaction between Coors and Molson resulting in, among other things: (i) the combination of the operations of Coors and Molson; (ii) the Molson shareholders acquiring, directly or indirectly through Exchangeco, economic and voting rights in Coors; and (iii) the Coors stockholders remaining stockholders of the combined company; such transactions are collectively referred to as the “Merger.” The transactions and approvals necessary to effect the Merger were approved by the shareholders of Molson on January 28, 2005, and by the stockholders of Coors on February 1, 2005, and the Merger was consummated on February 9, 2005. As a result of the transactions and approvals related to the merger, Coors was renamed Molson Coors Brewing Company.

Voting Agreement

In connection with the Merger, the Adolph Coors Jr. Trust, Pentland Securities (1981) Inc., the former controlling shareholder of Molson (“Pentland”), and 4280661 Canada Inc., a subsidiary of Pentland (“Subco”), entered into that certain Voting Agreement (the “Voting Agreement”) dated February 2, 2005, regarding the voting of their respective shares of Class A Common Stock and the Class A Exchangeable Shares of Exchangeco (the “Class A Exchangeable Shares”). Pursuant to the Voting Agreement, each of the parties thereto has agreed to vote their shares subject to the Voting Agreement in accordance with the Voting Trust Agreements (as defined below).

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full and complete text of the Voting Agreement, which is incorporated herein by reference as Exhibit 99.3.

Voting Trust Agreements

Following the completion of the Merger, the Adolph Coors Jr. Trust, Pentland and Wilmington Trust Company, as trustee (the “U.S. Trustee”), entered into that certain Class A Common Stock Molson Coors Brewing Company Voting Trust Agreement dated February 9, 2005 (“U.S. Voting Trust Agreement”), regarding the Class A Common Stock deposited into the resulting trust by the Adolph Coors Jr. Trust and Pentland; and the Adolph Coors Jr. Trust, Pentland, Subco and the Royal Trust Company, as trustee (the “Canadian Trustee” and with the U.S.

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Trustee, collectively, the “Trustees”), entered into that certain Class A Exchangeable Shares Molson Coors Canada Inc. Voting Trust Agreement dated February 9, 2005 (the “Canadian Voting Trust Agreement” and, together with, the U.S. Voting Trust Agreement, the “Voting Trust Agreements”), regarding the Class A Exchangeable Shares deposited into the resulting trust by Pentland and Subco. The Voting Trust Agreements provide that other members of the Molson family group or Coors family group, each as defined in the Voting Trust Agreements, may become parties to these agreements from time to time. Each of the Voting Trust Agreements contains substantially identical terms.

The Adolph Coors Jr. Trust, Pentland and Subco entered into the Voting Trust Agreements in order to secure their respective obligations to vote the Class A Common Stock beneficially owned by the Adolph Coors Jr. Trust and Pentland and the Class A Exchangeable Shares owned by Pentland and Subco in the manner agreed upon in the Voting Agreement and more generally to combine their voting power over the Class A Common Stock and the Class A Exchangeable Shares owned by them. The shares of Class A Common Stock and the Class A Exchangeable Shares deposited with the Trustees will be voted as a block by the U.S. Trustee and the Canadian Trustee, respectively, as follows:

•                  All securities subject to the Voting Trust Agreements will be voted at any Company stockholder meeting in favor of director nominees that have been nominated by the nominating committee of the Board of Directors of the Company or the Class A-M or Class A-C Nominating Subcommittees (as such subcommittees exist under the Company’s Restated Certificate of Incorporation) of the Board of Directors of the Company, and against any other director nominees;

•                  If the representative of the Molson family beneficiaries or the representative of the Coors family beneficiaries under the Voting Trust Agreements so instructs the Trustees, the Trustees will vote at any Company stockholder meeting all securities subject to the Voting Trust Agreements in favor of the removal of a director nominated or appointed by the Class A-M Nominating Subcommittee of the Board of Directors of the Company or the Class A-C Nominating Subcommittee of the Board of Directors of the Company, respectively, from the Board of Directors of the Company; the Trustees will otherwise vote at any Company stockholder meeting all the shares against a removal of those directors;

•                  Unless the representatives of both the Molson family group beneficiaries and the Coors family group beneficiaries under the Voting Trust Agreements instruct the Trustees to vote otherwise, all securities subject to the Voting Trust Agreements will be voted at any Company stockholder meeting in accordance with the recommendation of the Board of Directors of the Company with respect to any other proposal at any Company stockholder meeting to remove a director from the Board of Directors of the Company;

•                  With respect to all corporate matters other than those described above relating to the election and removal of directors and those described below relating to the Class A Exchangeable Shares, all securities subject to the Voting Trust Agreements will be voted at any Company stockholder meeting against the approval of any matter unless the Trustees receive instructions from the representatives of both the Molson family beneficiaries and the Coors family beneficiaries under the Voting Trust Agreements to vote in favor of the approval of the matter; and

•                  If the holders of Class A Exchangeable Shares (in their capacity as shareholders of Exchangeco and not in their capacity as indirect holders of voting rights with respect to the Company) are required to vote on certain proposals that would materially adversely affect the terms of either class of exchangeable shares of Exchangeco or modify or terminate a voting and exchange trust agreement between the Company and Exchangeco, then the Class A Exchangeable Shares will be voted against any proposal if the representative of the Molson family group has instructed the Trustees to vote against the proposal (even if the representative of the Molson family group has otherwise forfeited the right to provide instructions to the Trustees as described below).

The Reporting Persons regularly engage in discussions with the other parties to the Voting Trust Agreements regarding their investments in the Company, including, but not limited to, the Company’s business, financial

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condition, operations and prospects; price levels of the Company’s securities; general market, industry and economic conditions; and strategic matters involving the Company.  These discussions also address from time to time, among other things, the director candidates to be considered by the respective parties for nomination in accordance with the Voting Trust Agreements and the voting of the securities subject to the Voting Trust Agreements.

The LLC, as sole trustee of the Adolph Coors Jr. Trust, is the representative to act on behalf of the beneficiaries of the Coors family group, and Pentland is the representative to act on behalf of the beneficiaries of the Molson family group, under the Voting Trust Agreements. Pentland will forfeit the right to provide instructions to the Trustees with respect to any of the above matters other than as indicated above if Pentland and any other beneficiary of the Molson family group cease to beneficially own, in the aggregate, a number of shares of Class A Common Stock, Class B Common Stock, Class A Exchangeable Shares and Class B Exchangeable Shares of Exchangeco (the “Class B Exchangeable Shares”) (as adjusted for any stock split, recapitalization, reclassification, reorganization or similar transaction) equal to at least 3,379,552 shares of the Class A Common Stock, Class B Common Stock, Class A Exchangeable Shares and Class B Exchangeable Shares outstanding on the date of the completion of the Merger, of which at least 1,650,000 shares must be Class A Common Stock (and/or Class A Exchangeable Shares) subject to the Voting Trust Agreements. Similarly, the LLC, as sole trustee of the Adolph Coors Jr. Trust, will forfeit the right to provide instructions to the Trustees with respect to the above matters other than as indicated above if the Adolph Coors Jr. Trust and any other beneficiaries of the Coors family group cease to beneficially own, in the aggregate, a number of shares of Class A Common Stock, Class B Common Stock, Class A Exchangeable Shares and Class B Exchangeable Shares (as adjusted for any stock split, recapitalization, reclassification, reorganization or similar transaction) equal to at least 5,069,328 shares of Class A Common Stock, Class B Common Stock, Class A Exchangeable Shares and Class B Exchangeable Shares outstanding on the date of the completion of the Merger, of which at least 1,650,000 shares must be Class A Common Stock (and/or Class A Exchangeable Shares) subject to the Voting Trust Agreements. In the event of a forfeiture by either family of the above rights, the U.S. Trustee or Canadian Trustee, as applicable, under the Voting Trust Agreements will vote all shares at the direction of the representative of the other family acting on its own. If both families forfeit the above rights, the Voting Trust Agreements will terminate.

The Voting Trust Agreements also contain restrictions on the transfer of the securities subject to the Voting Trust Agreements. A Molson family beneficiary or a Coors family beneficiary under the Voting Trust Agreements may transfer its interest in securities subject to the Voting Trust Agreements to any other beneficiary under the relevant Voting Trust Agreements or to members of its family group, so long as the transferee is or becomes a party to the Voting Trust Agreements with respect to such transferred securities. Shares of Class A Common Stock and Class A Exchangeable Shares subject to the Voting Trust Agreements must be converted into shares of Class B Common Stock (or Class B Exchangeable Shares, as applicable) before they can be transferred to any persons that are not beneficiaries under the Voting Trust Agreements or members of the Molson or Coors family groups. Any shares of Class A Common Stock and Class A Exchangeable Shares so converted will no longer be subject to the Voting Trust Agreements.

The Voting Trust Agreements prohibit any Molson family beneficiary from transferring its interest in shares of Class A Common Stock and Class A Exchangeable Shares subject to the Voting Trust Agreements to a third party (or converting these shares into shares of Class B Common Stock or Class B Exchangeable Shares) if the remaining shares subject to the Voting Trust Agreements would constitute less than 50.1% of the aggregate voting power of the outstanding shares of Class A Common Stock and Class A Exchangeable Shares, unless prior to the proposed transfer or conversion, the number of shares of the Coors family beneficiaries subject to the Voting Trust Agreements, is less than 2,520,000 (as adjusted for any stock split, recapitalization, reclassification, reorganization or similar transactions).

Each of Pentland and any other Molson family group beneficiary, and the Adolph Coors Jr. Trust and any other Coors family beneficiary who becomes a party to the Voting Trust Agreements is also prohibited from transferring its interest in shares of Class A Common Stock and Class A Exchangeable Shares subject to the Voting Trust Agreements if, as a result of the transfer, the right of holders of shares of Class B Common Stock or the right of holders of Class B Exchangeable Shares to convert into shares of Class A Common Stock or Class A Exchangeable Shares, respectively, in limited circumstances relating to specified offers which are not made to holders of Class B Common Stock or Class B Exchangeable Shares would be triggered. The Trustees under these Voting Trust Agreements are authorized, unless both family group beneficiaries give instructions to the contrary, in the event of

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such specified offers, to deliver a notice providing the Company with adequate assurances that the family group beneficiaries will not participate in the specified offers.

The foregoing descriptions of the U.S. Voting Trust Agreement and the Canadian Voting Trust Agreement are qualified in their entirety by reference to the full and complete text of the U.S. Voting Trust Agreement and the Canadian Voting Trust Agreement, which are incorporated herein by reference as Exhibit 99.4 and Exhibit 99.5, respectively.

Registration Rights Agreement

The Adolph Coors Jr. Trust, Pentland and certain other Molson family entities (collectively, the “Other Molson Stockholders”) have also entered into that certain Registration Rights Agreement with the Company dated as of February 9, 2005 (the “Registration Rights Agreement”). The Registration Rights Agreement provides that the beneficiaries of the Voting Trust Agreements and the Other Molson Stockholders, as well as members of the Coors family group and the Molson family group (collectively referred to as the “eligible stockholders”) that propose to sell Registrable Securities (as defined below) may request that the Company effect the registration on Form S-3 or other available form under the Securities Act and, if applicable, a Canadian prospectus under the Canadian securities laws and the multi-jurisdictional disclosure system. Upon receipt of such a request, the Company is required to promptly give written notice of such requested registration to all holders of registrable securities and, thereafter, to use its reasonable best efforts to effect such a registration of all registrable securities which it has been requested to register pursuant to the terms of the Registration Rights Agreement. The Company may choose to register such stock pursuant to a U.S. and Canadian shelf registration statement. Each beneficiary representative under the Voting Trust Agreements and each Other Molson Stockholder are eligible to request no more than five registrations. The Company will not be required to effect such registration if such requests relate to a sale of less than $25 million of Registrable Securities.

The term “Registrable Securities” means Class B Common Stock issued or issuable upon conversion of Class A Common Stock, Class B Exchangeable Shares, Class A Exchangeable Shares or other Class B Common Stock held by eligible stockholders.

If an eligible stockholder requests registration of any of its Registrable Securities, the Company is required to prepare and file a registration statement with the Securities and Exchange Commission (the “Commission”) as soon as possible, and no later than 90 days after receipt of the request.

The Company will pay all of its expenses and the expenses of the eligible stockholders, other than underwriting discounts and selling commissions of the seller, in connection with the successfully effected registrations requested.

The eligible stockholders may request that any offering requested by them under the Registration Rights Agreement be an underwritten offering. The eligible stockholders may also select one or more underwriters to administer the requested offering, but the selection of underwriters will be subject to approval, which approval will not be unreasonably withheld, by the Company.

The Registration Rights Agreement also provides that, with certain exceptions, the eligible stockholders will have certain piggy-back registration rights.

The Registration Rights Agreement will terminate as to an eligible stockholder on the earliest of the date on which the sale of the securities of such eligible stockholder subject to the Registration Rights Agreement does not require registration under the United States securities laws or is not subject to limitations under Rule 144 promulgated under the Securities Act, would not be a distribution under Canadian securities law, or the date upon which there are no holders of Registrable Securities that have not been sold to the public.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full and complete text of the Registration Rights Agreement, which is incorporated herein by reference as Exhibit 99.6.

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Loan Agreements

The LLC previously disclosed certain loan agreements under which a total of 17,160,860 shares of Class B Common Stock beneficially owned by the LLC were pledged as collateral to secure repayment of such loan agreements (the “Prior Loans”).  The LLC regularly reviews the capitalization of, and financing arrangements for, various Coors family businesses.  As part of that broader review, the LLC has been evaluating since mid- to late-2019 financing structures that, among other objectives, would facilitate a reduction over time in the number of shares of Class B Common Stock pledged to support those financing arrangements. On March 12, 2020, the LLC refinanced the Prior Loans and entered into, or caused to be entered into, the ACC Loan and the CoorsTek Loan (each as defined below).  As a result of the refinancing, a total of 14,600,000 shares of Class B Common Stock (the “LLC Pledged Shares”) beneficially owned by the LLC have been pledged as collateral (representing a reduction of 2,560,860 shares pledged) to secure the repayment obligations of ACC Financing LLC, a Delaware limited liability company (“ACC Financing”), under a bank loan entered into on March 12, 2020 (the “ACC Loan”) with JPMorgan Chase Bank, N.A. ACC Financing is wholly owned (directly or indirectly) by the Coors Family Trusts. All voting rights and rights to receive dividends or distributions with respect to the LLC Pledged Shares will remain with the LLC or the respective Coors Family Trusts unless an event of default under the loan agreement for the ACC Loan has occurred and is continuing.

In addition to the ACC Loan, CoorsTek, LLC, a Delaware limited liability company and subsidiary of the LLC (“CoorsTek”), entered into a bank loan on March 12, 2020 (the “CoorsTek Loan”) with JPMorgan Chase Bank, N.A. The CoorsTek Loan is primarily secured by substantially all of the assets of CoorsTek and other holdings of the Coors Family.  The LLC Pledged Shares have also been cross-pledged as additional collateral to secure repayment of the CoorsTek Loan.  CoorsTek is controlled (directly or indirectly) by the Coors Family Trusts.  All voting rights and rights to receive dividends or distributions with respect to the LLC Pledged Shares will remain with the LLC or the respective Coors Family Trusts unless an event of default under the loan agreement for the CoorsTek Loan has occurred and is continuing.

On March 12, 2020, the LLC entered into an Agreement to Provide Notice with the Company, pursuant to which the LLC has agreed to provide notice to the Company as soon as practicable after the LLC or any of the Coors Family Trusts is notified that JPMorgan Chase Bank, N.A. has taken any active steps to enforce any of its security under any of the security agreements related to the ACC Loan or the CoorsTek Loan and realize on the LLC Pledged Shares.

General

The LLC continuously analyzes the operations, capital structure, and markets of companies in which it invests, including the Company, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). As a result of these activities, and subject to the limitations set forth in the Voting Trust Agreements, the LLC may participate in interviews or hold discussions with the other stockholders, members of the Molson family group or other third parties or with management of the Company, in which the LLC may suggest or take a position with respect to potential changes in the operations, management, or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling the Company or acquiring another company or business; considering or exploring other potential corporate transactions involving the Company and its securities (including, among other things, mergers, reorganization or other business combination transactions, including transactions that could result in the de-listing or de-registration of the Class A Common Stock and/or Class B Common Stock); changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Company’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Company; entering into agreements with the management of the Company relating to acquisitions of shares of the Company by members of management, issuance of options to management, or their employment by the Company.

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In addition, subject to the Voting Trust Agreements’ conditions, and further subject to and depending upon the availability of prices deemed favorable by the Reporting Persons, the Reporting Persons may choose to purchase, or the LLC may cause the Coors Family Trusts to purchase, additional shares of Class A Common Stock and/or Class B Common Stock from time to time in the open market, in privately negotiated transactions with third parties or otherwise. The Reporting Persons may also engage in the transfer of securities of the Company to entities controlled by the Reporting Persons for estate planning purposes, at any time and from time to time. In addition, depending upon prevailing conditions or other factors, and subject to the Voting Trust Agreements’ conditions, the Reporting Persons may determine to dispose of shares of Class B Common Stock that would result from conversion of Class A Common Stock, in accordance with the obligation to so convert in the Voting Trust Agreements, in the open market, in privately negotiated transactions with third parties, or otherwise.

Except as described herein, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5.                                                         Interest in Securities of the Company.

(a) — (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and Class B Common Stock and percentages of Class A Common Stock and Class B Common Stock beneficially owned by the LLC, as well as the number of shares of Class A Common Stock and Class B Common Stock as to which the LLC has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 5,285,798 shares of Class A Common Stock and 211,095,646 shares of Class B Common Stock outstanding as of February 5, 2020.

Class A Common Stock

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Adolph Coors Company LLC	5,044,534	95.4%	0	5,044,534	2,520,000	0
Adolph Coors Jr. Trust dated September 12, 1969	5,044,534	95.4%	0	5,044,534	2,520,000	0

Class B Common Stock

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Adolph Coors Company LLC	24,042,798	11.4%	21,522,798	0	21,522,798	0
Adolph Coors Jr. Trust dated September 12, 1969	8,350,000	4.0%	5,830,000	0	5,830,000	0

Class A Common Stock. As a result of the Voting Trust Agreements and the ability of Pentland and Subco to convert at any time on a one-for-one basis their Class A Exchangeable Shares into shares of Class A Common Stock, each of the Adolph Coors Jr. Trust (including, the LLC as its sole trustee), Pentland and Subco has the shared power to vote or to direct the vote of 5,044,534 shares of Class A Common Stock, and none of the Adolph Coors Jr. Trust

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(including, the LLC as its sole trustee), Pentland or Subco has sole power to vote or to direct the vote of any shares of Class A Common Stock.

The LLC, as sole trustee of the Adolph Coors Jr. Trust, is the beneficial owner and has the sole power to dispose of, subject to the conditions provided for in the Voting Trust Agreements, 2,520,000 shares of Class A Common Stock. The LLC, as sole trustee of the Adolph Coors Jr. Trust, does not possess shared power to dispose of any other shares of Class A Common Stock. As a result of the Voting Trust Agreements, each of the Adolph Coors Jr. Trust, the LLC as its sole trustee, Pentland and Subco has the shared power to vote or to direct the vote of 5,044,534 shares of Class A Common Stock, which includes 1,857,224 Class A Exchangeable Shares and 252 shares of Class A Common Stock beneficially owned by Pentland and 667,058 Class A Exchangeable Shares beneficially owned by Subco.

Each of Pentland and Subco has filed a separate Schedule 13D relating to the securities of the Company beneficially owned by them, including the shares of Class A Common Stock subject to the Voting Trust Agreements.

Class B Common Stock. The LLC is the beneficial owner and has the sole power to vote and to dispose of 21,522,798 shares of Class B Common Stock, equal to approximately 10.2% of the outstanding shares of Class B Common Stock.

As provided in the Company’s Restated Certificate of Incorporation, each share of Class A Common Stock is convertible at any time (subject to certain restrictions and limitations in the Company’s Restated Certificate of Incorporation and the Voting Trust Agreements), at the option of the holder, into one share of Class B Common Stock. In addition, each share of Class A Common Stock will convert automatically into one share of Class B Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Voting Trust Agreements. In the event that all shares of Class A Common Stock are converted into shares of Class B Common Stock, the LLC will beneficially own and have the sole power to vote and to dispose of, 24,042,798 shares of Class B Common Stock, equal to approximately 11.4% of the outstanding shares of Class B Common Stock (as adjusted to reflect the issuance of 2,520,000 shares of Class B Common Stock upon conversion of 2,520,000 shares of Class A Common Stock on a one-for-one basis).

(c)                                  None.

(d)           Other than the Coors Family Trusts, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock.

(e)                                  Not applicable.

Item 6.                                             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 4 above summarizes certain provisions of the Voting Agreement, the Voting Trust Agreements, the Registration Rights Agreement, the ACC Loan and the CoorsTek Loan and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or ACC Directors has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

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Item 7.                                                         Material to Be Filed as Exhibits.

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement (incorporated by reference to Exhibit to the Schedule 13D filed by the Reporting Persons with the Commission on March 7, 2017).

99.2	Power of Attorney (incorporated by reference to Exhibit to the Schedule 13D filed by the Reporting Persons with the Commission on March 7, 2017).

99.3

Voting Agreement dated as of February 2, 2005, by and among Pentland Securities (1981) Inc., 4280661 Canada Inc., and the Adolph Coors, Jr. Trust dated September 12, 1969 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by Adolph Coors Jr. Trust dated September 12, 1969 with the Commission on February 22, 2005).

99.4

Class A Common Stock Molson Coors Brewing Company Voting Trust Agreement dated as of February 9, 2005, by and among Wilmington Trust Company, Pentland Securities (1981) Inc., and the Adolph Coors, Jr. Trust dated September 12, 1969 (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by Adolph Coors Jr. Trust dated September 12, 1969 with the Commission on February 22, 2005).

99.5

Class A Exchangeable Shares Molson Coors Canada Inc. Voting Trust Agreement dated as of February 9, 2005, by and among the Royal Trust Company, Pentland Securities (1981) Inc., and the Adolph Coors, Jr. Trust dated September 12, 1969 (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Adolph Coors Jr. Trust dated September 12, 1969 with the Commission on February 22, 2005).

99.6

Registration Rights Agreement dated as of February 9, 2005, by and among Molson Coors Brewing Company (formerly known as Adolph Coors Company), Pentland Securities (1981) Inc., the Adolph Coors Jr. Trust dated September 12, 1969, and the other parties thereto (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Molson Coors Brewing Company with the Commission on February 15, 2005).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2020	ADOLPH COORS COMPANY LLC

	By:	/s/ Natalie K. Winegar
Natalie K. Winegar, Attorney-in-Fact

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Schedule A

Board of Directors

of

Adolph Coors Company LLC

Name*	Present Principal Occupation	Business Name, Address and Principal Business (unless noted otherwise)

Jeffrey H. Coors	President	Fiskeby Holdings US LLC 14143 Denver West Parkway, Suite 400 Golden, CO 80401 (paperboard mill)

Peter H. Coors	Vice Chairman of the Board	Molson Coors Beverage Company PO Box 4030 Mailstop BOC 500 Golden, CO 80401 (beverage brewing)

John K. Coors	President & CEO	CoorsTek, LLC 14143 Denver West Parkway, Suite 400 Golden, CO 80401 (advanced materials technologies)

Timothy I. Coors	Co-Chief Executive Officer	CoorsTek, Inc. 14143 Denver West Parkway, Suite 400 Golden, CO 80401 (advanced materials technologies)

Jonathan D. Coors	Co-Chief Executive Officer	CoorsTek, Inc. 14143 Denver West Parkway, Suite 400 Golden, CO 80401 (advanced materials technologies)

Darden K. Coors	Chief Executive Officer	AC Restaurant Co LLC 112 N. Rubey Drive, Suite 220 Golden, CO 80403 (fast casual restaurants)

David S. Coors	Vice President, Next Generation Brands	Molson Coors Beverage Company PO Box 4030 — BC500 Golden, CO 80401 (beverage brewing)

*              Each named person is a citizen of the United States of America.